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Joel L. Rubinstein Attorney at Law jrubinstein@mwe.com +1 212 547 5336

September 23, 2014

VIA Hand Delivery AND EDGAR

Ryan Adams

Staff Attorney

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.
Washington, D.C. 20549

Re:	AR Capital Acquisition Corp. Amendment No. 1 to Registration Statement on Form S-1 Filed September 9, 2014 File No. 333-198014

Dear Mr. Adams:

On behalf of AR Capital Acquisition Corp. (the “Company”), we are writing to submit the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) received by e-mail, dated September 22, 2014, relating to the Company’s Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on September 9, 2014.

The Company is concurrently filing via EDGAR an Amendment No. 2 to the Registration Statement on Form S-1 (the “Form S-1”), which reflects the Company’s responses to the comments received by the Staff and certain updated information. For your convenience, the Company is also delivering via hand delivery a hard copy of this letter together with a courtesy copy of the Form S-1 marked to show changes from the Amendment No. 1 to Registration Statement on Form S-1 filed with the Commission on September 9, 2014.

For ease of review, we have set forth below each of the numbered comments of your letter and the Company’s responses thereto. Capitalized terms used herein but not defined herein have the meanings given to such terms in the Form S-1.

Proposed Business, page 61

Our Management Team, page 64

United States Securities and Exchange Commission

September 23, 2014

1.	We note your response to our prior comment 13 and reissue. Please tell us, with a view towards revised disclosure, what time commitment you expect your officers will make on average to their other business responsibilities.

Response: The Company has revised the disclosure on pages 36, 64 and 82 to state that the Company expects its officers to devote at least 25 - 30 hours per week to their other business responsibilities. In addition, the Company has added disclosure throughout the prospectus to reflect the fact that it expects to enter into an agreement to reimburse the Company’s sponsor for a portion of the compensation paid to the sponsor’s personnel, including certain of the Company’s officers, who work on the Company’s behalf, in an amount not to exceed $15,000 per month. This agreement is intended to facilitate the Company’s obtaining the necessary resources needed to complete a business combination.

Employees, page 82

2.	We note your response to our prior comment 14 and reissue in part. Please revise your disclosure on page 82 that you currently have “three executive officers” by identifying these officers or clarifying that you only have two executive officers.

Response: The Company respectfully advises the staff that it has revised pages 83 and 86 of the prospectus to include information regarding the Company’s third executive officer.

Please contact me at 212-547-5336 if you have any questions or require any additional information in connection with this letter or the Form S-1.

Sincerely,

/s/ Joel L. Rubinstein

Joel L. Rubinstein

JLR/ems

cc: Justin Dobbie, Legal Branch Chief